

Mail Stop 4631

February 1, 2010

<u>Via U.S. mail and facsimile</u>

Colleen Foyo
President, Secretary, Treasurer and Sole Director
Raj Ventures, Inc.
1560 Calais Dr.
Miami, Florida 33141

   RE: Raj Ventures, Inc.
     Form 10
     Filed January 19, 2010
     File No. 0-53878

Dear Ms. Coolleen:

  We have reviewed your filing and have the following comments. Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. Please disclose whether your company may be used as a vehicle for a reverse acquisition.

2. Please revise to identify all of your promoters and indicate that these are your only promoters. In addition, please ensure that you include all of the information about your promoters that is required by Item 401(g) and Item 404 of Regulation S-K.

3. We note the disclosure regarding Colleen Foyo's involvement with other blank check companies. Please add a new section to the Form 10 describing any previous blank check companies in which she may have been involved and include the following disclosure:

    - Disclose the name of the blank check company, the date the registration statement was filed on EDGAR, the public reporting status of company, and describe any mergers or acquisitions with the blank check company.

    - Describe any blank check offerings, including the date of the initial public offering, offering price, aggregate dollar amount raised, purpose of the offering, any mergers or acquisitions that have occurred, dates of such transactions, consideration given and received in those transactions, and management's subsequent involvement in each company.

    - Disclose whether any transaction resulted in termination of Ms. Foyo's association with any blank check company, including the date of such transaction, the nature and dollar amount of any consideration received, the amount of any retained equity interest, and the identity of any successor entity. Also discuss any affiliated or third party involvement in the transaction.

4. Please provide the information required by Item 1A of Form 10 in a separately captioned section. In this regard, we note that the information required by this Item appears to have been included throughout the section "Item 1. Business" beginning on 3. Further, please ensure that you include a risk factor regarding your auditor's going concern opinion.

5. Please disclose whether you intend to provide shareholders with complete disclosure concerning a target company and its business, including audited financial statements, prior to any merger or acquisition.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

. Please contact Errol Sanderson at (202) 551-3746 or, in his absence, Andrew Schoeffler, Senior Staff Attorney, at (202) 551-3748 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Mr. Joel J. Goldschmidt, Esq.
          Morse, Zelnick, Rose & Lander, LLP
          405 Park Avenue, Suite 1401
          New York, NY 10022